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JEREMY SENDEROWICZ

jeremy.senderowicz@dechert.com

+1 212 641 5669 Direct

+1 212 698 3599 Fax

April 4, 2019

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Raymond Be, Division of Investment Management

Re:	DBX ETF Trust (the “Trust”)

(File Nos. 333-170122 and 811-22487)

Dear Mr. Be:

Thank you for your telephonic comments regarding the registration statement on Form N-1A for the Trust with respect to Xtrackers S&P 500 ESG ETF, a series of the Trust (the “Fund”) filed with the Securities and Exchange Commission (the “Commission”) on January 25, 2019. The Trust has considered your comments and has authorized us to make the responses and changes discussed below to the registration statement on its behalf. Below, we describe the changes that have been made to the registration statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested. Please note that capitalized terms used herein and not defined will have the same meaning ascribed to them in the registration statement.

Comment 1.	Please file your responses on EDGAR as correspondence at least 5 business days prior to filing the registration statement for the Funds pursuant to Rule 485(b) under the Securities Act of 1933 (the “1933 Act”). Please also provide redlines of changed pages to the registration statement by email to bera@sec.gov.

	Response 1.	The Trust acknowledges your comment and hereby confirms that this correspondence has been filed accordingly and that the requested materials have been provided prior to the effective date of the Fund’s registration statement.

Comment 2.	The Staff notes that the “Fees and Expenses” section of the Prospectus describes the Fund’s Portfolio Turnover rate. Please explain in the disclosure that a newly organized Fund does not have a Portfolio Turnover rate.

	Response 2.	The disclosure has been revised accordingly.

Comment 3.	The “Principal Investment Strategies” section of the Prospectus describes the Underlying Index strategy to “target 75% of the market capitalization of the S&P 500 Index.” Please expand the disclosure to explain what this means.

	Response 3.	The disclosure has been revised accordingly.

Comment 4.	The “Principal Investment Strategies” section of the Prospectus uses the terms “bottom segment” and “bottom 25%” when describing the selection of Index constituents. Please revise the disclosure to explain the meaning of these terms.

	Response 4.	The disclosure has been revised accordingly.

Comment 5.	The section of the Prospectus entitled “Additional Information About the Fund’s Investment Strategies, Underlying Indexes and Risks” states that the Fund will invest its remaining assets in “other securities,” such as futures contracts, options and swaps. Please confirm whether any risk disclosure for such securities should be added to the summary section of the Prospectus.

	Response 5.	We respectfully acknowledge your comment. We hereby confirm that all appropriate disclosure regarding the Fund’s investment strategies and risks is contained in the Item 4 disclosure, and that no further risk disclosure should be added to the summary section of the Prospectus.

Comment 6.	The Staff notes that the section of the Prospectus entitled “Additional Information About the Fund’s Investment Strategies, Underlying Indexes and Risks” refers to “global prudential regulators.” Please expand the disclosure to explain what entities are contemplated by the term “global prudential regulators.”

	Response 6.	The disclosure has been revised accordingly.

Comment 7.	The Staff notes that the section of the Prospectus entitled “Additional Information About the Fund’s Investment Strategies, Underlying Indexes and Risks” uses the term “Equity Universe” when describing the selection of index constituents. Please clarify what is meant by the term “Equity Universe,” and expand the disclosure to further describe the selection process.

Response 7.	The disclosure has been revised accordingly.

* * * * *

If you have any questions, please feel free to contact me at (212) 641-5669.

Sincerely,

/s/ Jeremy Senderowicz

Jeremy Senderowicz